LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

June 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023117B) for the Lord Abbett Securities Trust – Lord Abbett Global Core Equity Fund (SEC File No. 811-07538) (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, we hereby enclose for filing with the Commission:

(i)	Rider 15 to the joint insured bond changing the name of the following:

i.	Lord Abbett Global Core Equity Fund, a series of Lord Abbett Securities Trust, is changed to “Lord Abbett Global Equity Research Fund”, a series of Lord Abbett Securities Trust.

(ii)	Certificates signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Trustees who are not “interested persons” of Lord Abbett Securities Trust (the “Trust”) approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Funds (Exhibit B)*;

(iii)	Exhibit C* showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2018; and

(iv)	A copy of an agreement among the Funds and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)**.

Please contact the undersigned at (201) 827-2279 if you need any additional information.

Sincerely,

/s/ Brooke A. Fapohunda

Brooke A. Fapohunda

Vice President and Assistant Secretary

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on August 29, 2017.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED	BOND NUMBER

Lord, Abbett & Co. LLC		87023117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 15, 2018	June 30, 2017 to June 30, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Lord Abbett Global Core Equity Fund, a series fund of:

Lord Abbett Securities Trust

is changed to:

o	Lord Abbett Global Equity Research Fund, a series fund of:

Lord Abbett Securities Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN008.0-00 (01/02)